Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155
Cascades Invests in the Construction of a State of the Art
Containerboard Mill in New York State
Kingsey Falls, Québec, June 27, 2011 — Cascades Inc. (TSX: CAS), a leader in the recovery of recyclable materials and the production of green packaging and tissue paper products, announces that its Norampac division will invest in Greenpac Mill LLC (Greenpac), a corporation created with the Caisse de dépôt et placement du Québec (the Caisse), Jamestown Container and one other industry partner, for the purpose of constructing and operating a state of the art containerboard mill to be located in New York State.
The Greenpac mill will be constructed for a total cost of US$430 million on property located adjacent to an existing Norampac facility in Niagara Falls, NY. Greenpac will manufacture a light weight linerboard, made with 100% recycled fibres, on a single machine having a width of 328 inches (8.33 meters) with an annual production capacity of 540,000 short tons. This machine will be one of the largest of its kind in North America.
“The investment that we are announcing today is the result of the combined efforts of Cascades and its partners, and is consistent with our development strategy which aims to position the Company amongst the leaders in terms of productivity and profitability in the packaging and tissue sectors”, declared Alain Lemaire, President and Chief Executive Officer of Cascades. “As we have stated in the past, we strongly believe that Cascades’ future success will be dependent on our ability to offer high performance innovative products which will better meet the needs of our customers, at a cost that will be amongst the lowest in the industry.”
“Moreover, the innovative structure of this partnership will allow us to reach this objective while maintaining the financial flexibility achieved through recent divestitures”, added Mr. Lemaire. “We are also confident in regards to industry’s mid and long-term perspectives, and we strongly believe that Greenpac will contribute positively to our net profitability once full ramp-up is achieved.”
Operational Characteristics
“The Greenpac mill will include numerous technological advances, making it a unique project of its kind in North America. In particular, the linerboard that will be produced on the new machine will be able to achieve optimal strength while maintaining a low basis weight thereby allowing our customers to better respond to the growing trend towards lightweight packaging”, declared Marc-André Dépin, President and Chief Executive Officer of Norampac.
Moreover, the building and the machinery will be designed for optimal energy efficiency and many operations will be automated. Also, process water will be treated and reused in order to reduce consumption as much as possible, and the state of the art management system for recycled fibres will have a positive effect on the environmental performance of the mill.
The paper machine will be manufactured by Metso, Voith will provide the stock preparation equipment and anaerobic effluent treatment plant, and Siemens will provide the power and control technology. In commenting on the equipment suppliers, Mr. Dépin stated: “We are pleased to be able to count on the contribution of global leading partners who, through their knowledge and expertise, will contribute to the success of the project.”
Fibre supply will be carried out by Cascades and its recovery operations. Sources of old corrugated containers (“OCC”) are numerous and significant in the region where the mill will be built, which will impact favourably Greenpac’s raw material procurement. With regards to sales, customers have already been secured for more than 80% (435,000 short tons) of production, Norampac converting operations will purchase 170,000 short tons (39%) of this production.
Financing and Partnership
The US$430 million cost of the project will be financed by a US$140 million equity investment in Greenpac of, which US$83.6 million (59.7%) will be invested by Cascades, US$28.3 million (20.2%) will be invested by the Caisse, and US$28.1 million (20.1%) will be invested by Jamestown Container and another industry partner. The remainder of the financing will be in the form of debt, including senior debt in the amount of US$228.9 million, which was led by GE Capital, and subordinated debt in the amount of US$61 million. Senior debt will be provided by an international banking syndicate managed by GE Capital. The subordinated debt will be provided by the Caisse (US$45.75 million) and Cascades (US$15.25 million), and will serve to bridge expected refundable tax credits. Greenpac’s debt will be without recourse to Cascades and will have a 10-year maturity. Norampac will assume responsibility for managing day-to-day operations of Greenpac.
With regards to the financial impact on Cascades, Greenpac’s results will be included in the share of results of associates and joint ventures in the statements of earnings.
Economic Development and Construction
The construction of the mill will create 108 new jobs in the State of New York, as well as contribute to the economical development of the region. “Norampac’s decision to build a new manufacturing facility in Niagara Falls secures its presence in New York State and reinforces Governor’s Cuomo’s message that New York is open for business” said Empire State Development President, CEO & Commissioner Kenneth Adams. “I applaud all the state and local partners involved with this project. This is yet another example of how the private sector and our economic development partners can work together to create good jobs in New York State”.
MiniMill Technologies, Inc. (MMT) has been retained to support Norampac and partners in the project management. The MMT team includes experienced employees who worked on many significant projects whose total costs amount to almost US$3 billion. The construction will begin in July 2011 and the start-up is planned for the summer of 2013.
In closing Mr. Lemaire stated: “Cascades wishes to thank its partners and other participants, including GE Capital and the members of the banking syndicate, the Caisse de dépôt et placement du Québec, the State of New York, the Empire State Development, the city of Niagara Falls, the Niagara County Development Agency, the New York Power Authority as well as the New York Department of Environmental Conservation for their significant contribution to the project.” “We also wish to underline the exceptional work of the entire Norampac and Cascades team who has committed countless hours to this project over the past several months”, added Marc-André Dépin.

Conference Call and Presentation
For further information on the Greenpac project, Cascades invites financial analysts and investors to attend a conference call on June 27, 2011 at 10:00 a.m. or p.m. EST (Eastern Standard Time).

Dial-in number:	1-800-731-5319
Replay:	1-877-289-8525 access code: 4451786#
Until July 4, 2011
Media and other interested individuals are invited to listen to the live or deferred broadcast on Cascades’ corporate website at www.cascades.com. Also, please consult the investor presentation available at www.cascades.com/investors.
About Cascades
Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 11,000 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

For further information: Media Hubert Bolduc Vice-President, Communications and Public Affairs 514 912-3790	Source: Marc-André Dépin, President and Chief Executive Officer, Norampac

Investors
Didier Filion
Director, Investor relations
514 282-2697